Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports Fourth Quarter and Full Year 2012 Results

Lod, Israel – January 30, 2013 – AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies, products and services, today announced financial results for the fourth quarter and full year ended December 31, 2012.

Revenues for the fourth quarter of 2012 were $32.8 million, compared to $31.4 million for the third quarter of 2012, and $37.2 million for the fourth quarter of 2011. Revenues were $127.5 million in 2012 compared to $155.8 million in 2011.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was, $524,000, or $0.01 per diluted share, for the fourth quarter of 2012, compared to a GAAP net loss of $1.1 million, or ($0.03) per diluted share, for the third quarter of 2012, and GAAP net income of $670,000, or $0.02 per diluted share, for the fourth quarter of 2011.

The Company reported a GAAP net loss of $4.2 million, or ($0.11) per diluted share, in 2012 compared to GAAP net income of $7.2 million, or $0.17 per diluted share, in 2011.

Non-GAAP net income for the fourth quarter of 2012 was $1.1 million, or $0.03 per diluted share, compared to a non-GAAP net loss of $419,000, or ($0.01) per diluted share, for the third quarter of 2012, and non-GAAP net income of $1.4 million, or $0.04 per diluted share, for the fourth quarter of 2011.

The Company reported a non-GAAP net loss of $1.5 million, or ($0.04) per diluted share, in 2012 compared to non-GAAP net income of $10.8 million, or $0.26 per diluted share, in 2011.

AudioCodes Reports Fourth Quarter & Full Year 2012 Results	Page 1 of 10

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; and (ii) amortization expenses related to intangible assets. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Positive cash flow from operations for the fourth quarter of 2012 totaled $8.2 million. Cash and cash equivalents, bank deposits and marketable securities were $58.5 million as of December 31, 2012, compared to $54.1 million as of September 30, 2012 and $75.6 million as of December 31, 2011. The year-over-year net decrease in cash balances was primarily related to cash used for stock repurchases and the reduction in the Company’s accounts payable outstanding as well as $10.2 million used for the repayment of loans.

In October 2011, the Company’s Board of Directors authorized a program to repurchase up to 4.0 million of the Company’s Ordinary Shares, NIS 0.01 nominal (par) value. During 2012, the Company repurchased a total of approximately 2.76 million of its ordinary shares at an aggregate cost of approximately $6.7 million. As of October 1, 2012, the authorized stock repurchase program was completed, with AudioCodes having repurchased 3.96 million of its ordinary shares at an aggregate cost of approximately $10.7 million.

“We are pleased to report a second consecutive quarter of improved financial performance underlined by sequential growth in revenue, return to profitability and substantial improvement in cash flow from operations,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “Growth in our networking business was driven primarily by higher product sales and services in the areas of Unified Communication and Enterprise Session Border Controllers applications, both representing strategic directions for us. Investments made with our global partners over the past few years continue to contribute in a meaningful way to our return to growth and our leadership in the industry. These investments also provide further strength and support to our expected success in coming years.”

AudioCodes Reports Fourth Quarter & Full Year 2012 Results	Page 2 of 10

“As we look ahead to 2013, AudioCodes stands well positioned to extend its presence within the multi-billion dollar markets for Unified Communications, Contact Centers and Business Services. We believe that our leadership in the Microsoft Lync voice eco-system, as the only single-source provider for Microsoft partners for end-to-end voice product and services solutions, is a clear competitive advantage within one of the most attractive segments of the communications sector. With the recent launch of our ‘AudioCodes One Voice for Microsoft Lync’ offering, we are simplifying and accelerating voice-enablement of Lync implementations with a complete portfolio of products and services, including, among others, IP Phones, Media Gateways, Enterprise Session Border Controllers (E-SBCs), Survivable Branch Appliances (SBAs) and Session Experience Manager (SEM), as well as complete network management and assessment tools, support and professional services,” concluded Mr. Adlersberg.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s fourth quarter and full year 2012 operating performance, financial results and outlook. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications. AudioCodes' underlying technology, VoIPerfectHD(TM), relies on AudioCodes' leadership in DSP, voice coding and voice processing technologies. AudioCodes' High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes' business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2013 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Fourth Quarter & Full Year 2012 Results	Page 3 of 10

Summary financial data follows

AudioCodes Reports Fourth Quarter & Full Year 2012 Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2012	2011
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,219	$28,257
Short-term and restricted bank deposits	10,330	14,008
Short-term marketable securities and accrued interest	7,966	345
Trade receivables, net	24,413	30,923
Other receivables and prepaid expenses	7,274	7,077
Inventories	16,797	20,415

Total current assets	81,999	101,025

LONG-TERM INVESTMENTS:
Long-term and restricted bank deposits	$9,251	$9,120
Long-term marketable securities	15,762	23,823
Investments in an affiliated company	1,084	1,251
Deferred tax assets	3,565	2,600
Severance pay funds	15,772	15,410

Total long-term assets	45,434	52,204

PROPERTY AND EQUIPMENT, NET	3,619	3,368

GOODWILL AND INTANGIBLE ASSETS, NET	34,952	36,080

Total assets	$166,004	$192,677

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$8,436	$10,243
Trade payables	6,817	12,362
Other payables and accrued expenses	15,062	18,102
Deferred revenues	5,086	5,235

Total current liabilities	35,401	45,942

LONG-TERM LIABILITIES:
Accrued severance pay	$16,284	$16,106
Long-term bank loans	14,477	22,912
Senior convertible notes	353	353
Deferred revenues and other liabilities	1,192	1,345

Total long-term liabilities	32,306	40,716

Total equity	98,297	106,019

Total liabilities and equity	$166,004	$192,677

AudioCodes Reports Fourth Quarter & Full Year 2012 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)	(Audited)	(Unaudited)

Revenues	$127,490	$155,827	$32,806	$37,223

Cost of revenues	54,294	64,145	14,100	15,208

Gross profit	73,196	91,682	18,706	22,015

Operating expenses:
Research and development, net	28,677	32,150	6,231	8,241
Selling and marketing	40,040	43,248	9,721	10,763
General and administrative	8,214	9,028	1,733	2,174

Total operating expenses	76,931	84,426	17,685	21,178

Operating income (loss)	(3,735)	7,256	1,021	837
Financial income (expenses), net	453	423	87	(93)

Income (loss) before taxes on income	(3,282)	7,679	1,108	744
Taxes on income, net	(541)	(238)	(257)	(45)
Equity in losses of an affiliated companies	(354)	(277)	(327)	(29)

Net income (loss)	$(4,177)	$7,164	$524	$670

Basic net earnings (loss) per share	$(0.11)	$0.17	$0.01	$0.02

Diluted net earnings (loss) per share	$(0.11)	$0.17	$0.01	$0.02

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	39,125	41,438	37,931	41,092

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	39,125	41,935	38,169	41,411

AudioCodes Reports Fourth Quarter & Full Year 2012 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenues	$127,490	$155,827	$32,806	$37,223

Cost of revenues (1) (2)	53,409	62,994	13,889	14,969

Gross profit	74,081	92,833	18,917	22,254

Operating expenses:
Research and development, net (1)	28,247	31,624	6,103	8,120
Selling and marketing (1) (2)	39,299	41,981	9,592	10,508
General and administrative (1)	7,613	8,325	1,587	2,015

Total operating expenses	75,159	81,930	17,282	20,643

Operating income (loss)	(1,078)	10,903	1,635	1,611
Financial income (expenses), net	453	423	87	(93)

Income (loss) before taxes on income	(625)	11,326	1,722	1,518
Taxes on income, net	(541)	(238)	(257)	(45)
Equity in losses of an affiliated companies	(354)	(277)	(327)	(29)

Net income (loss)	$(1,520)	$10,811	$1,138	$1,444

Diluted net earnings (loss) per share	$(0.04)	$0.26	$0.03	$0.04

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	39,125	42,371	38,375	41,716

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter & Full Year 2012 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS)
U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

GAAP net income (loss)	$(4,177)	$7,164	$524	$670

GAAP net earnings (loss) per share	$(0.11)	$0.17	$0.01	$0.02

Cost of revenues:
Stock-based compensation (1)	61	130	5	33
Amortization expenses (2)	824	1,021	206	206
	885	1,151	211	239
Research and development, net:
Stock-based compensation (1)	430	526	128	121

Selling and marketing:
Stock-based compensation (1)	437	963	53	179
Amortization expenses (2)	304	304	76	76
	741	1,267	129	255
General and administrative:
Stock-based compensation (1)	601	703	146	159

Non-GAAP net income (loss)	$(1,520)	$10,811	$1,138	$1,444
Non-GAAP Diluted net earnings (loss) per share	$(0.04)	$0.26	$(0.03)	$0.04

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter & Full Year 2012 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(4,177)	$7,164	$524	$670
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,883	3,239	747	717
Amortization of marketable securities premiums and accretion of discounts, net	436	416	109	110
Equity in losses of affiliated company and interest on loans to affiliated company	350	277	336	29
Increase (decrease) in accrued severance pay, net	(184)	(86)	125	(36)
Stock-based compensation expenses	1,529	2,323	332	492
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	4	(182)	(1)	(1)
Increase in long- term deferred tax assets	(965)	(339)	(965)	(339)
Decrease (increase) in trade receivables, net	6,510	(4,602)	2,491	924
Decrease (increase) in other receivables and prepaid expenses	1,106	(716)	3,514	681
Decrease (increase) in inventories	3,618	(4,136)	1,935	(1,959)
Increase (decrease) in trade payables	(5,545)	(1,157)	153	1,313
Increase (decrease) in deferred revenues	485	1,978	200	(67)
Increase (decrease) in other payables and accrued expenses	(3,054)	(5,464)	(1,265)	1,478
Net cash provided by (used in) operating activities	2,996	(1,285)	8,235	4,012

Cash flows from investing activities:
Purchase of marketable securities	-	(24,402)	-	-
Short-term deposits, net	3,678	(183)	377	16,552
Net loans provided to affiliated company	(183)	(211)	(111)	(211)
Investments in long-term deposits	(131)	(9,120)	-	(9,120)
Proceeds from long-term bank deposits	-	-	850	-
Purchase of property and equipment	(2,006)	(1,579)	(162)	(316)
Net cash provided by (used in) investing activities	1,358	(35,495)	954	6,905

AudioCodes Reports Fourth Quarter & Full Year 2012 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(6,917)	(3,812)	(618)	(3,812)
Proceeds from long-term bank loans	-	24,005	-	5,255
Repayment of long-term bank loans	(10,242)	(6,600)	(2,866)	(2,100)
Payment for acquisition of NSC non-controlling interest	(336)	(278)	-	-
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	103	1,411	68	28
Net cash provided by (used in) financing activities	(17,392)	14,726	(3,416)	(629)

Increase (decrease) in cash and cash equivalents	(13,038)	(22,054)	5,773	10,288
Cash and cash equivalents at the beginning of the period	28,257	50,311	9,446	17,969
Cash and cash equivalents at the end of the period	$15,219	$28,257	$15,219	$28,257

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